UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC

("Pearson" or the "Company")

Director declaration

In accordance with LR 9.6.14, Pearson hereby announces that Robin Freestone, Chief Financial Officer of the Company, is to be appointed as a non-executive director of Smith & Nephew plc and a member of its audit committee with effect from 1 September 2015.

As previously announced on 27 February 2015, Mr Freestone will step down from the Pearson board and as Chief Financial Officer on 1 August 2015 and will be replaced by Coram Williams on that date.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  30 July 2015

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary